NANO DIMENSION LTD.

2 Ilan Ramon

Ness Ziona, 7403635 Israel

August 8, 2016

Via EDGAR

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Nano Dimension Ltd.

Draft Registration Statement on Form F-1

Submitted April 11, 2016

CIK No. 0001643303

Dear Ms. Mills-Apenteng:

The purpose of this letter is to respond to your letter of May 6, 2016, regarding the abovementioned registration statement. For your convenience, each of your original comments appears in bold text, followed by our response. On August 8, 2016, we confidentially submitted an amended draft registration statement on Form F-1. Page references in our responses are to the amended Form F-1.

Cover Page

1. In your next amendment, please revise to name the lead underwriters or advise. Please note that we may defer further review of the filing until the lead underwriters are named.

Response: We have named the lead underwriter, as requested.

Graphics

2. You indicate in your prospectus that your Dragonfly 3D printer is currently in development. Please tell us whether the images of the DragonFly 2020 3D Printer in your document represent an existing production model. If the images do not represent the actual product to be manufactured and sold by you, please provide clarifying disclosures or captions.

Response: This image shows the DragonFly 2020 printer that is currently in development. While there may be minor changes as a result of the development process, we expect that the depiction will closely resemble the final system.

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

August 8, 2016

Use of Proceeds, page 22

3. To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales force, scale up your ink production facility, produce your DragonFly 2020 3D printer and inks, and develop your next generation products. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 4 of Form F-1 and Item 3.C of Form 20-F.

Response: We have revised our disclosure on pages 3 and 22.

Business, page 35

4. Please consider providing your plan of operation or similar disclosure regarding the steps and resources necessary to bring your product to market.

Response: We have revised our disclosure on page 36.

Underwriting, page 76

5. Further to comment 1 above, please revise to provide the disclosure required by Item 4 of Form F-1 and Item 9.B of Form 20-F, including a description of the material terms of your underwriting agreement.

Response: We have revised our disclosure, starting on page 77.

Recent Sales of Unregistered Securities, page II-2

6. Please update this section through the most recent practicable date. Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K. It appears from your disclosures on page F-29 that there were issuances of unregistered securities on January 27, 2016 that are not disclosed in this section.

Response: We have revised our disclosure on page II-2 and II-3. The issuance of these securities was related to the exercise of options granted in August 2014. Please refer to our disclosure in the third paragraph under Item 7.

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If you have any questions or require additional information, please call our attorney, Oded Har-Even at (212) 660-5002 or Howard Berkenblit at (617) 338-2979 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Chief Executive Officer

cc:	Edwin Kim
Barbara C. Jacobs
Morgan Youngwood
Craig Wilson